 EXHIBIT 99.1

November 14, 2019	News Release 19-17

Pretivm Adds Two New Directors with Extensive Mining Experience

Vancouver, British Columbia, November 14, 2019; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to announce that its Board of Directors (the “Board”) has appointed Richard O’Brien and Jeane Hull as independent directors of the Company. Mr. O’Brien will assume the role of Board Chair following the retirement of Robert Quartermain, Executive Chairman, on December 31, 2019.

Mr. O’Brien previously served as President and CEO of Newmont Mining Corporation and President and CEO of Boart Longyear Limited. During his career, Mr. O’Brien has also served as a CFO at Newmont as well as at several power and utility companies. Mr. O’Brien serves on the Boards of Xcel Energy Inc. and Vulcan Materials Company.

Ms. Hull previously held the positions of Chief Operating Officer for Rio Tinto plc at the Kennecott Utah Copper Mine and Executive Vice President and Chief Technical Officer of Peabody Energy Corporation. Ms. Hull is a Registered Professional Engineer and currently serves on the Boards of Epiroc AB, and Interfor Corporation.

 “I am very pleased to welcome Richard and Jeane to the Board. They both bring extensive industry experience at this important juncture in the company’s evolution that will complement the skill sets of our directors,” said Robert Quartermain, Executive Chairman of Pretivm. “It has been a great personal privilege to have been involved with Pretivm from exploration through to its development as a profitable mid-tier gold producer. As incoming Chair, Richard brings a depth of understanding of the gold business that will be instrumental in helping the Board steward Pretivm to its next level of success for shareholders.”

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Information

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including statements related to Board succession plans. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to: uncertainty as to the outcome of legal proceedings; the effect of indebtedness on cash flow and business operations; the effect of restrictive covenants in our agreements; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production and production cost estimates, including the accuracy thereof; commodity price fluctuations, including gold price volatility; the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to Inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties; general economic conditions; the inherent risk in the mining industry; significant governmental regulations, including environmental regulations; currency fluctuations, and such other risks, uncertainties and other factors as are identified in Pretivm’s Annual Information Form dated March 28, 2019, Form 40-F dated March 28, 2019, MD&A and other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and that no significant event will occur outside of our normal course of business; planned exploration and development activities and the costs and timing thereof; future prices of gold and silver and other metal prices; the accuracy of our Mineral Resources and Mineral Reserve estimates; the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; production and process estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; stability in financial and capital markets, and such other factors and assumptions as are identified in the other Pretivm Disclosure Documents. Although we believe that the assumptions inherent in the forward-looking information are reasonable as of the date of this news release, they are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, readers should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

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